October 25, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (805)781-3182

Mr. Jack C. Wauchope
President and Chief Executive Officer
Coast Bancorp
500 Marsh Street
San Luis Obispo, CA 93401

Re:	Coast Bancorp
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File Number: 000-32827

Dear Mr. Wauchope:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



								John P. Nolan
								Accounting Branch Chief